July 9, 2012

Suzanne Hayes

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3561

Re:	SEI Investments Company

Form 10-K for Fiscal Year Ended December 31, 2011

Filed February 27, 2012

Form 8-K Filed February 3, 2012

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Filed May 3, 2012

File No. 000-10200

Dear Ms. Hayes:

We are responding to your letter of June 11, 2012 concerning the above-captioned filings of SEI Investments Company (SEI). In this letter we have restated your comment and follow it with our response.

Form 10-K for Fiscal year Ended December 31, 2011

Item 1. Business, page 9

Regulatory Considerations, page 9

1.	We note that you are required to maintain capital that is sufficient to support the holding company and its subsidiaries’ business activities, and the risks inherent in those activities. To manage capital adequacy, you utilize a target Tier 1 leverage ratio as defined by the Board of Governors of the Federal Reserve System. In future filings, please quantify the target Tier 1 Leverage Ratio defined by the Federal Reserve System as well as your actual Tier 1 Leverage Ratio as of the balance sheet date.

Response

SEI is a savings and loan holding company and our wholly owned subsidiary, SEI Private Trust Company (SPTC), is a limited purpose federal thrift. Prior to July 21, 2011, SEI and SPTC were both subject to supervision and regulation by the Office of Thrift Supervision (OTS). The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) eliminated the OTS effective July 21, 2011. As a result, the Board of Governors of the Federal Reserve System (Federal Reserve) became SEI’s primary regulator and the Office of the Comptroller of the Currency became the primary regulator of SPTC. The OTS did not historically subject savings and loan holding companies, such as SEI, to consolidated regulatory capital requirements. However, under the Dodd-Frank Act, SEI will eventually be subject to new minimum leverage and minimum risk-based capital ratio requirements that are to be established by the Federal Reserve. These minimum capital requirements have not yet been established by the Federal Reserve. We are not subject to the Tier 1 leverage ratio or other capital ratios as of the date of filing and therefore did not disclose any estimate or approximation of the Tier 1 leverage ratio. It is our expectation that the capital requirements will at least be as stringent as those imposed on insured depository institutions. We believe our current level of cash and equity will satisfy any minimum leverage or risk-based capital requirements imposed by the Federal Reserve. In future filings, we will disclose these requirements, upon approval of the Federal Reserve.

2.	Please revise your future filings to address any regulatory requirements applicable to your regulated subsidiaries as well as your compliance with such requirements including, but not limited to, the application of the SEC Uniform Net Capital Rule (Rule 15c3-1) to your broker-dealer subsidiaries.

Response

We believe our disclosure in relation to our regulatory requirements is sufficient for a reader to understand that given the nature of our business, we are subject to extensive legislation, regulation and supervision and the cost to comply with such requirements including, but not limited to, minimum capital requirements could be substantial. We do not believe our minimum capital requirements are significant and require specific disclosure. The aggregate total of minimum capital requirements imposed on all of our regulated subsidiaries by governmental agencies and self-regulatory authorities was less than 10 percent of our cash balance and less than 5 percent of our equity balance as reported on our Consolidated Balance Sheets at December 31, 2011. By way of example, the minimum required amount of capital necessary for our broker-dealer subsidiary to remain in compliance with the SEC Uniform Net Capital Rule (Rule 15c3-1) was $250 thousand. In addition, we exclude cash accounts designated for purposes of satisfying minimum capital requirements for our subsidiaries from our cash amounts that we consider free and immediately available as disclosed in the Liquidity and Capital Resources Section. In future filings, we will address any regulatory requirements applicable to our regulated entities as well as compliance with such requirements that are significant to our operations. Our intention is to provide useful information to allow a reader to understand that we operate in a highly regulated environment but not to overburden the reader with excessive information.

Item 1A. Risk Factors, page 11

3.	We refer to your disclosure on page 62 and also to your Form 8-K filed on February 3, 2012 disclosing your entry into a $300 million five-year senior unsecured revolving credit facility. Please tell us what consideration you have given to including risk factor disclosure that addresses the covenants and restrictions included in the credit facility agreement, including the restrictions on your ability to enter into mergers, consolidations, asset sales, investment and transactions with affiliates, as well as the restrictions on paying dividends.

Response

Our $300 million five-year senior unsecured revolving credit facility (Credit Facility) contains financial and non-financial covenants. The non-financial covenants include restrictions on indebtedness, mergers and acquisitions, sale of assets and investments. In the event of default, we have restrictions on paying dividends and repurchasing our common stock. We have one financial covenant, the Leverage Ratio, which restricts the level of indebtedness we can incur to a maximum of 1.75 times earnings before interest, taxes, depreciation and amortization (EBITDA). In response to the Staff’s comment, in future filings, we will include a risk factor that will address the possible risk on our ability to utilize the full amount of the Credit Facility and our ability to comply with the covenants and possible limitations imposed on our business from the Credit Facility.

Our evaluation of the covenants and restrictions contained in the Credit Facility was principally based upon the possible effects of these covenants on our current and near-term financial and liquidity position and our ability to satisfy those covenants. We concluded there was no significant risk that required disclosure associated with the limitations included in these covenants. This was based on consideration of a number of factors including, but not limited to the following:

•

Given our strong cash flow from operations and high level of recurring revenues, we believe this is sufficient to satisfy our current and expected working capital requirements, continued payment of dividends to our shareholders and purchases of our common stock at historically average levels.

•	Our stock repurchase program is discretionary and can be suspended immediately.

•

Most of our investments include seed money capital for new investment products offered to our clients as well as minor investments in various entities or joint ventures. The level of investments permitted by the covenants does not cause any interruption in our ability to continue to make these types of investments.

•

As of March 31, 2012, our current leverage ratio stands at .01 to 1. Our financial covenant allows for a maximum leverage ratio of 1.75 to 1. Given our current EBITDA, we could incur as much as $600 million of indebtedness before reaching the maximum leverage ratio allowed.

•	We currently do not anticipate us being involved in any significant transaction that involves acquisitions, mergers or asset purchases or sales.

•

We have never had a breach of any covenant pertaining to the previous Credit Facility and given the similarity of the covenants with the current Credit Facility to the previous one, we do not anticipate any challenges with remaining in compliance with these covenants.

We believe our primary risk is with the financial covenant if we were to incur significant unexpected losses that would impact the EBITDA calculation. This would increase the leverage ratio and restrict the amount we could borrow under the Credit Facility. In the current environment, we believe this could only be caused by a one-time extraordinary occurrence that we believe the probability of occurrence is remote.

We are exposed to product development risk, page 11

4.	It is unclear why you have not included a discussion of your Global Wealth Platform in this risk factor. We note from your disclosure on page nine that the “majority of [y]our research and development spending is related to building [y]our Global Wealth Platform” and that research and development expenditures totaled approximately $118.6 million in 2011, or 12.8 percent of revenues. Please advise, or revise this risk factor to discuss how this particular product development may pose a material risk to you.

Response

We believe our investment in the development of new products and services or enhancing existing products and services is crucial to the growth of our business. We offer business solutions that bundle technology services with asset management services for a complete outsourcing solution. Our software applications are offered either in a hosting arrangement or a full outsourcing environment whereby our clients are able to access their data through remote access but we own the software application. The Global Wealth Platform (GWP) is our newest technology that will serve both European and U.S. clients. It is designed to drive our entry into the European private bank market and expand our U.S. market, improve client experience capabilities and strengthen operating efficiencies. Our current platform, TRUST3000®, did not meet the requirements of European markets such as trade date reporting, trade date investment accounting, and multi-lingual reporting. Also, there is demand in both Europe and in the United States for a front-end tool that will process investment transactions straight through from execution to settlement thereby eliminating most manual processes. Our goal is to provide straight through business processing solutions and transform the middle and back office operations that exist today. GWP will be the technology that is designed to accomplish this goal.

Our business solutions, including those offered that utilize the functionality of GWP, expose us to a number of different risks, such as (i) systems and technology risks, (ii) data security risks, and (iii) operational risks. As discussed in Products and Services on page 4, our business solutions are very diverse for the purpose of serving different institutions within the financial services and investment management industry. Our intention with this risk factor was to ensure the reader understands our product development risk is spread across all of these business solutions and is not confined to the development of GWP. Product development risk exists within all of our solutions within each of our business segments. We concur that GWP does encompass the majority of our current product development risk. However, our ability to offer our current business solutions and service our existing clients is not dependent on the development of GWP. In future filings, we will enhance the disclosure in this risk factor to specifically identify that the majority of our product development risk pertains to GWP and the concepts discussed in this response.

Our Company and our clients are subject to extensive governmental regulation, page 11

5.	We note that this risk factor refers only generally to the risk that you and your subsidiaries are subject to regulation by certain federal and state agencies and self-regulatory organizations such as FINRA. Please expand your disclosure to describe what specific risks you face as a result of existing or proposed regulations. For example, please expand your disclosure to explain the risks associated with proposed changes relating to money market fund regulations and to clarify whether such changes could materially impact your operations. Please ensure that your revised disclosures captures the most significant regulatory risks applicable to both your United States and foreign operations.

Response

This risk factor is intended to describe the extent to which our business and operations are subject to extensive governmental regulation and to generally describe the risk that changes in governmental regulation could adversely affect us by impacting the solutions we offer, the costs incurred by us and our clients, nearly all of whom are subject to governmental regulation as well. We are unable to identify any particular rule that is currently proposed to be adopted or modified pursuant to a formal rule-making process that if so modified or adopted would, by itself have a material adverse impact on us. The Staff’s comment, for example focuses on proposed changes relating to money market fund regulations. There are a number of different rules that have been proposed relating to changes in money market fund regulations. Certain of these rules would impact how our subsidiaries may structure or operate money market funds, other of these rules may make the offering of money market funds unprofitable. In neither event, however, would the impact of those proposed rules as we currently understand them cause a material adverse impact on our financial position or earnings. In 2011, the aggregate fees received from the offering of money market funds, after taking into account fee waivers and related expenses, was less than two percent of our total revenues in 2011. Thus even if various proposed rules were adopted and we determined to cease completely offering money market funds, the impact on our earnings would not be material. The thrust of this risk factor is intended to address the concern that the cumulative effect of the current quanta of potential change in the regulatory climate affecting financial services businesses and the financial industry generally could, in the aggregate, have a material adverse effect.

Item 7. Management’s Discussion and Analysis of Financial Condition…, page 17

Liquidity and Capital Resources, Page 30

6.	We note that as of January 31, 2012, the amount of cash and cash equivalents considered free and immediately accessible for other general corporate purposes was $226 million. In future filings, please expand this disclosure to show how you determine the amount of available cash and cash equivalents and discuss the existence and nature of any restrictions on such amounts.

Response

As part of a cash management strategy, the majority of our excess cash reserves are primarily placed in accounts that invest entirely in SEI-sponsored money market mutual funds denominated in the U.S. dollar. In addition, we may also utilize demand deposit accounts or money market accounts at several well-established financial institutions located in the United States. All accounts used to manage our excess cash reserves do not impose any restrictions or limitations that would prevent us from being able to access such cash amounts immediately. The amount disclosed in our filing is the aggregate cash balance of these accounts at the close of business on the date identified in our filing. In response to the Staff’s comment, in future filings, we will expand this disclosure to clearly present how we determine the amount of available cash and cash equivalents that is considered free and immediately available as well as the existence, if any, of any restrictions on the availability of such amounts.

7.	Please expand your discussion in future filings to address whether you manage liquidity risk at a consolidated level and/or at a subsidiary level. Please also discuss any restrictions on your ability to access liquidity maintained at the subsidiary level.

Response

In future filings, we will expand our disclosure in the Liquidity and Capital Resources section that we manage liquidity risk at a consolidated level and our liquidity and capital resources available to manage our liquidity risk exclude the accounts managed by our subsidiaries and minority-owned subsidiaries that are used in their operations to cover working capital needs, other business and regulatory requirements, including minimum capital ratios. Our ability to access liquidity maintained at the subsidiary level is limited by these requirements. Also, some of our foreign subsidiaries may have cash balances that exceed their minimum requirements. These excess cash reserves are considered to be undistributed earnings and indefinitely reinvested.

Item 8. Financial Statements and Supplementary data, page 36

Notes to the Consolidated Financial Statements, page 45

Note 6 – Marketable Securities, page 60

Trading Securities, page 61

8.	We note your disclosure that net gains from SIV securities of $3.4 million during 2011 consisted of cash payments received of $10.6 million offset by negative fair value changes of $7.2 million. Please explain what these cash payments represent and how they differ from the “principal prepayments and settlements” presented in the rollforward on page 59.

Response

Principal prepayments and settlements of $17.9 million presented in the rollforward table of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) represents the aggregate amount of cash note principal payments received during 2011 from SIV securities. The $10.6 million represents the amount of realized gains recognized upon collection of the $17.9 million of cash note principal payments. We elected to apply the fair value option to these SIV securities at the time of initial purchase and all changes in fair value have been recorded in current period earnings. The estimated fair value of the SIV securities is substantially less than the actual outstanding note principal balance. Upon collection of note principal payments, we realize a gain equal to the difference between the total principal payment received and the estimated fair value.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 8

Base Salary, page 8

9.	Please revise your disclosure in future filings to clarify how the Compensation Committee recommends base salaries for named executive officers “at levels that it believes are competitive with salaries paid to management with comparable qualifications, experience and responsibilities at companies of comparable size engaged in the same or similar business as SEI” without “conduct[ing] any review or analysis of comparable salary arrangements.” From your existing disclosure, it is unclear how the Committee can recommend competitive salaries without undergoing any review or analysis of peer salary information. Similarly, it is unclear the extent to which the Committee considered the peer group information discussed on page 11. Please advise.

Response

As disclosed in the proxy statement under the caption “Retention of Compensation Consultant”, the Compensation Committee of the Board retained an independent compensation consultant to consider the compensation of our Chief Executive Officer and received a report in January 2011 that compared the compensation of our Chief Executive Officer to the Chief Executive Officers of a peer group of company’s described under that caption. Except for the use of the peer group in the analysis of our Chief Executive Officer’s compensation, the peer group was not formally used for any other purpose nor did it form the basis of a consultant’s report for any other purpose.

As to the named executive officers other than the Chief Executive Officer, as described in the proxy statement, we did not receive an independent consultant’s report on the compensation of the other named executive officers. The Committee and the Board based their understanding of levels of compensation that [they] believe are competitive and that form the basis of a compensation program that seeks to be competitive based on their general knowledge of, and experience with, our compensation practices over an extended period and conversations with our officers over that period (including the relative values derived by executives from incentive compensation and equity compensation as well as base salary), the turnover in the executive officer group over an extended period, their general knowledge of compensation practices of other companies, including, but not limited to, companies in the peer group described in the consultant’s report, and their understanding of compensation practices at other companies derived from their review of compensation packages of persons hired from other firms who compete with us. In the future, we may consider retaining a compensation consultant to provide input with respect to our compensation practices for senior officers compared to a peer group. In the future, the proxy statement disclosure on this subject will be expanded to more broadly describe the foregoing considerations as well as any consultant’s report that may be obtained in the future that is relevant to these matters.

2011 Incentive Compensation Awards, page 10

10.	Please tell us, and revise your future filings to disclose, the “various operating profit, net new event and other operating targets” that were established for Messrs. Loughlin, Meyer and Ujobai, as well as what the actual results achieved for each metric.

Response

Item 402(b)(v) of Regulation SK requires the registrant to disclose “how the registrant determines the amount (and, where applicable, the formula) for each element to pay”, in this case, incentive compensation awards to each of the named officers in 2012. The Compensation Committee did not apply a formula to determine their respective incentive compensation that was based upon any of the “various operating profit, net new event and other operating targets” that were established for Messrs. Loughlin, Meyer and Ujobai. Rather, the Committee simply took into account in ranking the percentage of incentive compensation target, their overall view of the order in which each of Messrs. Loughlin, Meyer and Ujobai achieved their targets. As Mr. Meyer was closer to achieving his operating income and net events target on the whole than say Mr. Ujobai – the Committee determined to award Mr. Meyer a higher percentage of his incentive compensation target than Mr. Ujobai. In particular, Mr. Meyer was the closest to achieving his goals, so his percentage payout (at 90%) was greater than Mr. Loughlin (85%) who in turn was greater than Mr. Ujobai (at 61%) who was the farthest from achieving his goals. Once the rough order was set, the Committee determined the price percentage amounts by looking at quantitative and non-quantitative factors that were considered and weighted differently by each member of the Committee and which were not used in any formula.

The targets relating to operating income and net events were not set for the purposes of determining the amount of incentive compensation or as a basis for calculating a formula upon which incentive compensation would be based, indeed, the targets were not established by the Compensation Committee. Rather the targets were established by management and considered by the Board for strategic, operational and financial planning purposes. As a result, we do not believe that Item 402(b)(v) would require the disclosure of these targets which could have adverse competitive affects.

Certain Transactions, page 16

11.	We note your disclosure that you do “not have a related party transaction approval policy” with respect to individuals and entities owning less than 10 percent of your outstanding shares in accounts for which the beneficial ownership exists solely because of an investment advisory relationship. It is unclear from your existing disclosure whether you have any policies and procedures in place for related person transactions. See Regulation S-K Item 404(b). Please advise. Please also reconcile your disclosure in this section with your disclosure in Note 14 – Related Party Transactions, which appears on page 77 of your Form 10-K. It is unclear why you have not provided disclosure pursuant to Regulation S-K Item 404(a) that addresses the investment agreements disclosed in your Form 10-K under Note 14.

Response

In future filings we will state that the Company’s policy is that all transactions required to be disclosed pursuant to Section 404(a) of Regulation SK are required to be submitted to the Board of Directors of the Company for approval of by a majority of the disinterested members of the Board.

The investment agreements disclosed in Note 14 of the Notes to Consolidated Financial Statements in our 2011 Form 10-K relate to transactions between us or one of our subsidiaries, on the one hand, and various regulated investment companies or other investment products on the other hand. None of these regulated investment companies or other investment products are “related persons” within the meaning of Section 404(a) of Regulation S-K in that none of them are (i) directors or executive officers of the registrant, (ii) nominees for director, (iii) immediate family members of a director, executive officer or nominee for director, or (iv) a beneficial owner of more than 5 percent of our outstanding voting securities.

Form 8-K Filed February 3, 2012

12.	You omitted schedules and exhibits from exhibit 10.24. Please amend the Form 8-K and re-file the credit agreement in its entirety.

Response

We believe the schedules and exhibits that were omitted from exhibit 10.24 of Form 8-K filed February 3, 2012 did not contain material information pertaining to the Credit Agreement. However, in response to the Staff’s comment, we amended the Form 8-K and re-filed the Credit Agreement in its entirety including all schedules and exhibits on June 22, 2012.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Note 5 – Fair Value Measurements, page 11

13.	We note your disclosure regarding the valuation of SIV securities which are classified within Level 3 of the fair value hierarchy. Please revise this disclosure in future filings to provide quantitative information about the significant unobservable inputs used to value these securities to the extent that such information is reasonably available. Refer to ASC 820-10-50-2bbb (as amended by ASU 2011-04).

Response

We currently own senior note obligations of a single structured investment vehicle (SIV), Gryphon. Given the inherent complexity associated with this type of financial instrument, we have contracted with an independent valuation firm to provide us with the estimated fair value of this SIV security. As disclosed in our 2011 Form 10-K, the independent valuation firm utilizes a net-asset approach that attempts to value the underlying collateral of the SIV security through the use of industry accepted and proprietary valuation techniques and models. The portfolio of securities that comprise the underlying collateral include approximately 300 individual asset backed securities and collateralized debt obligations all with unique contractual terms and conditions. Different modeling techniques and associated inputs and assumptions are used to project future cash flows for each security depending on the asset classification of that individual security (i.e. residential mortgage-backed security, commercial mortgage-backed security, home equity lines of credit, collateralized debt obligations, etc.). The aggregate value of the discounted cash flows of the underlying collateral is compared to the total remaining par value of the collateral to determine the expected recovery price, or fair value, of the remaining note obligations. In addition, other broad adjustments may be applied for specific risks inherent with the SIV security such as liquidity or capital structure restrictions.

ASC 820-10-50-2bbb requires a reporting entity to disclose quantitative information about the significant unobservable inputs used in the fair value measurement for an asset within Level 3 of the fair value hierarchy. ASC 820-10-50-2bbb also allows an exemption from the quantitative disclosure requirements for unobservable inputs if such inputs are not developed by the reporting entity when measuring fair value. In addition, this information must be reasonably available to the reporting entity for significant unobservable inputs. As previously stated, the estimated fair value of the SIV security is determined by an independent valuation firm. The models, inputs and assumptions used to determine the fair value of each security that comprise the underlying collateral is solely determined by the independent valuation firm. We are not involved in the determination of any of these inputs. We also consider, when available, price quotes from brokers and dealers and current market transactions, if any, in our evaluation of the fair value of the SIV security as determined by the independent valuation firm. Given the lack of any significant trading activity for the SIV security, we utilized the estimated fair value as provided by the independent valuation firm without adjustment.

14.	As a related matter, please also revise your future filings to describe the valuation techniques and inputs used to determine the fair value of your financial instruments classified within Level 2 of the fair value hierarchy.

Response

Our financial instruments classified within Level 2 of the fair value hierarchy consist entirely of fixed-income securities, mainly GNMA Guaranteed Mortgage Pass Thru Certificates, Federal Home Loan Bank and other U.S government agency short-term notes and high investment grade commercial paper issued by financial institutions and corporations. Our GNMA securities have prices that range from about 105 percent to 112 percent of par value and have maturity dates which range from 2020 to 2041. All other fixed-income securities have original maturity dates of less than one year with a fair value equal to at least 99 percent of their par value. All of our fixed-income securities are held in accounts at well-established financial institutions that utilize the services of an independent pricing vendor which utilize evaluated and industry accepted pricing models to determine the fair value of our fixed-income securities. In response to the Staff’s comment, in future filings, we will expand our disclosure to describe the valuation techniques and types of inputs used to determine the fair value of our Level 2 financial instruments.

The independent pricing vendors utilize evaluated pricing models that vary by asset class and incorporate available trade, bid and other market information. The market inputs (Standard Inputs) normally used for evaluations of securities, listed in approximate order of priority, include: benchmark yields, reported trade, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, offers and reference data. The financial institutions provide us a report of independent pricing vendor’s valuation techniques and types of inputs used (in order of priority) for each asset class. We analyze this information for the purpose of classifying the securities owned by us into an appropriate level within the fair value hierarchy. We record our fixed-income securities at the prices provided by the independent pricing vendor without adjustment.

In addition, we hereby acknowledge that

•	SEI is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	SEI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find the foregoing responsive to your comments. Should you have any further questions or comments, please do not hesitate to contact me at (610) 676-1620.

Sincerely,

/s/ Dennis J. McGonigle

Dennis J. McGonigle
Chief Financial Officer
SEI Investments Company